December 16, 2005

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highbury Financial Inc.
Amendment No. 3 to Registration Statement
Filed on December 6, 2005
File No. 333-127272
(the “Registration Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company” or the “Registrant”) to the comment letter, dated December 13, 2005, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 5 to the Company’s Registration Statement.

General

1.
We note the additional disclosure regarding the directed unit program. Because the program only sets aside the shares for intended purchases, the subject shareholders are not bound to purchase those allocated shares. Your liquidation disclosure takes into account the purchases by the existing shareholders but does not provide counter balancing disclosure in the event such shareholders do not purchase. Please revise your disclosure accordingly.

Response: We note the Staff’s comment. The Company and the Underwriters have determined that the directed unit offering must be conducted as a private placement in order to comply with applicable NASD rules regarding the allocation of securities in initial public offerings in light of the relationship between certain of our existing stockholders and Berkshire Capital Securities LLC, an NASD member. Consequently, we have not included the countervailing disclosure because our existing shareholders will have agreed to purchase the number of shares in a private placement before the date of the offering.

Securities and Exchange Commission
December 16, 2005

The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is the Company’s intention to begin marketing this offering as soon as possible so as to “go effective” by December 21st. Toward that end, the Company would like to clarify any additional questions, and to provide any additional information the Staff may require as soon as practicable.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Gian-Michele a Marca (Cooley Godward LLP)
Darren DeStefano (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)